Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 2 DATED DECEMBER 20, 2019
TO THE PROSPECTUS DATED APRIL 11, 2019

This document supplements, and should be read in conjunction with, our prospectus dated April 11, 2019, as supplemented by Supplement No. 1 dated December 16, 2019. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the acquisition of a real estate property; and
•entry into a new loan agreement.

Acquisition of Seattle East Industrial

On November 19, 2019, RREEF America L.L.C., our advisor and sponsor (“RREEF America”), entered into a purchase and sale agreement (the “Purchase Agreement”) with Franklin-Redmond LLC, a Delaware limited liability company (the “Seller”), for the purchase of the property described below. The Seller is not affiliated with us, our advisor or any of its affiliates. On December 17, 2019, pursuant to the Assignment of Purchase and Sale Agreement by and between RREEF America and RPT Seattle East Industrial, LLC (the “Buyer Entity”), a Delaware limited liability company and our indirect wholly-owned subsidiary, RREEF America assigned its right, title and interest in and to the Purchase Agreement to us via the Buyer Entity.

On December 17, 2019 (the “Closing Date”), pursuant to the terms of the Purchase Agreement, we completed the purchase of a state-of-the-art industrial distribution center located in Redmond, Washington (“Seattle East Industrial”) for a gross purchase price of $81.50 million, exclusive of closing costs.

Seattle East Industrial contains 210,321 square feet comprised of a single industrial distribution building centrally located within two miles of downtown Redmond in the Puget Sound Eastside industrial market. The property is approximately one mile from the State Route 520 highway, providing direct access to Interstates 405, 90 and 5, which connect to greater Puget Sound. Seattle East Industrial is 100% occupied by FedEx Ground Package System, Inc., a leading North American provider of small-package ground delivery services, and a wholly-owned subsidiary and a reportable segment of FedEx Corporation, a public company (NYSE: FDX). Additional information about the tenant and lease is detailed below.

Tenant	Type of Business	% of Net Rentable Area(4)	Type of Lease	Lease Commencement Date	Lease Expiration Date	Annual Base Rent Per Square Foot
FedEx Ground Package System, Inc.(1)	Small package delivery	100%	Triple net	July 2013	July 2028	$18.50

(1)
The tenant has two five-year renewal options at fixed annual rental rates of $20.39 per square foot and $21.41 per square foot, respectively. Renewal options may be exercised by written notice at least 180 days prior to the expiration of the then-current term.

Seattle East Industrial’s average occupancy rate and annual effective rent per square foot for each of the last five years is set forth in the table below:

	Occupancy Rate	Annual Effective Rent Per Square Foot
2018	100%	$17.98
2017	100	17.62
2016	100	17.62
2015	100	17.62
2014	100	17.62

We have no plans for material capital improvements and we believe Seattle East Industrial will be adequately covered by insurance and is suitable for its intended purposes as an industrial distribution facility. Seattle East Industrial will face competition for tenants from similarly situated industrial properties in the area. For federal income tax purposes, we estimate that the depreciable basis in Seattle East Industrial will be approximately $31 million. We will depreciate buildings based upon an estimated useful life of 40 years. At acquisition, the estimated annual real estate taxes on Seattle East Industrial total approximately $351,000.

Financing of Seattle East Industrial

In connection with the acquisition, on the Closing Date, the Buyer Entity, as borrower, entered into a secured promissory note, loan agreement, deed to secure debt and security agreement, assignment of management agreement and cash management agreement, providing for a $45.14 million, non-recourse loan (the “Loan”) from JPMorgan Chase Bank, National Association (“JPMorgan Chase”), which is not affiliated with us or any of our affiliates. The Loan is secured by Seattle East Industrial.

The interest rate for the Loan is fixed at 3.87% with monthly interest-only payments for the entire ten-year term. The maturity date of the Loan is January 1, 2030 with no extension options. Thereafter, for prepayments occurring before October 1, 2029, the Loan permits voluntary prepayment of the full amount of the Loan subject to payment of the applicable prepayment premium, which is equal to the greater of (a) a yield maintenance calculation or (b) 1% of the principal balance. The Loan is prepayable at par during the last three months of the term. Additionally, the Loan allows transfers to be assumed by new borrowers subject to satisfaction, in JPMorgan Chase’s sole discretion, of specified conditions and payment of a fee equal to 0.25% of the outstanding principal balance of the Loan at the time of the first transfer and 0.50% of the outstanding principal balance of the Loan at the time of each such transfer thereafter.

The Buyer Entity paid loan financing costs of approximately $155,000, comprised of lender fees, legal costs and other customary closing costs.